2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Achieves Record Cash Flow, Earnings, Production and Reserves in 2005

Calgary, Alberta, March 29, 2006 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results along with its year end reserves for the reporting year ended December 31, 2005.

FINANCIAL HIGHLIGHTS

•

Gentry’s gross revenue for 2005 was $64,665,175, 104% higher than the $31,717,038 achieved in 2004.

•

Cash flow reached a record high of $35,192,695, up 163% from the previous year’s number of $13,384,517.

•

The Company’s net income was $10,202,438, 200% higher than the $3,401,610 recorded for 2004.

•

Gentry’s 2005 capital program of $53,854,150 was financed from cash flow and debt. The year-end net debt of $39,174,429 is equivalent to 0.8 years of annualized fourth quarter 2006 cash flow.

•

Finding, development and acquisition costs for 2005 amounted to $19.01 per proved and probable boe. The Company’s three-year finding, development and acquisition costs are $15.86 per proved and probable boe.

OPERATIONAL HIGHLIGHTS

•

Production for the year averaged 3,280 boe/d, up 55% from the 2,121 boe/d recorded in 2004.

•

Production for the fourth quarter of 2005 averaged 3,851 boe/d.

•

Proved plus probable reserves increased by 23% to 10,665 thousand barrels of oil equivalent (“mboe”) from 8,642 mboe as at December 31, 2004.

•

Proved reserves increased by 17% to 5,958 mboe from 5,078 mboe in 2004.

•

Gentry replaced 279% of annual gas production and 255% of annual oil and liquids production on a proved plus probable basis.  This averages out to a replacement of 269% of total annual production on a boe basis.

•

The Net Present Value of the Company’s proved and probable reserves discounted at 10% is $235 million, representing an 82% increase over the 2004 evaluation of $129 million.

•

The Company’s reserve life index (“RLI”) on a proved and probable basis is 8.1 years for oil and liquids and 7.1 years for natural gas, resulting in an RLI of 7.5 years on a boe basis, based on December production.

•

The Company’s significant undeveloped land holdings in Western Canada amounted to 157,503 net acres or 246 net sections of land as at December 31, 2005.

•

Gentry participated in the drilling of 88 wells (57.9 net) in 2005, with an overall net success rate of 92%. A total of 39 wells (31.3 net) were classified as exploration wells.

•

Construction of the Princess Sour Gas Plant was recently completed with operations commencing in February 2006.  Once this plant is fully expanded by the end of April 2006, Gentry will be able to add an additional 250 boe/d of net production.

•

Gentry achieved a 97% success rate (95% net) in its fourth quarter drilling program.  Of the 29 wells (19.6 net) drilled, 22 (13.7 net) were cased for gas, one (0.7 net) was cased for oil and one (1.0 net) was abandoned, and five (4.2 net) are standing cased. The successful wells should all be on production by May 2006.

•

Gentry recently drilled a significant discovery well in the Whitecourt area of Alberta. This well should be on production early May 2006, pending the completion of a two kilometer pipeline tie-in.  The Company and its partner have recently acquired the surrounding prospective acreage.

•

With additional production from tie-in programs, exploration close to existing facilities, and the optimization from new wells, the Company expects to exit 2006 at production rates in the 5,700 to 5,900 boe/d range.

	Three months ended Dec 31			Year ended Dec 31
	2005	2004	% change	2005	2004	% change
Financial
Revenue	$22,164,572	$9,193,087	141%	$64,665,175	$31,717,038	104%
Cash Flow	12,725,578	3,028,782	320%	35,192,695	13,384,517	163%
Per share-basic	0.33	0.09	267%	0.91	0.42	117%
Net Income	2,737,123	501,236	446%	10,202,438	3,401,610	200%
Per share-basic	0.07	0.01	600%	0.26	0.11	136%
Net Capital Expenditures	19,742,561	11,094,968	78%	53,854,150	43,401,378	24%
Net Debt	39,174,429	19,728,506	99%	39,174,429	19,728,506	99%
Weighted average of shares outstanding	38,860,267	34,784,925	12%	38,755,860	31,614,549	23%
Production
Oil & Liquids (bbls/d)	1,486	960	55%	1,330	862	54%
Gas (mcf/d)	14,189	8,869	60%	11,699	7,555	55%
Barrels of oil equivalent	3,851	2,439	58%	3,280	2,121	55%
Average Prices
Oil & Liquids per barrel	$52.27	$43.34	21%	$52.71	$42.88	23%
Gas per mcf	11.50	6.57	75%	9.15	6.58	39%
Barrel of Oil Equivalent	62.56	40.98	53%	54.01	40.86	32%
Reserves (proved plus probable)
Oil & Liquids (mbbls)				4,321	3,571	21%
Gas (mmcf)				38,064	30,421	25%
Oil Equivalent (mboe)				10,665	8,642	23%
Net Present Value @ 10% (000’s)				$235,376	$129,322	82%
Operating Netbacks
Oil & liquids per barrel	$31.99	$20.60	55%	$31.17	$22.92	36%
Gas per mcf	7.94	3.40	134%	6.03	3.96	52%
Oil equivalent per boe	41.62	20.47	103%	34.17	23.42	46%
Cash Flow per boe	35.92	13.50	166%	29.39	17.24	70%
Net Income per boe	7.73	2.23	247%	8.52	4.38	95%

Note:  Barrels of oil equivalent (boe) have been calculated by converting gas at boe at a ration of 6:1.

RESERVES

An independent engineering evaluation of Gentry’s petroleum and natural gas reserves was completed by Martin & Brusset Associates effective December 31, 2005 (the “Martin Report”). These estimates were prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Gentry has a reserves committee which reviews the qualifications and appointment of the independent reserves evaluators. The committee also reviews the process for providing information to the evaluators and meets with the independent evaluators to discuss the procedures used in the independent report, to review the Company’s major properties and to identify and discuss any areas of risk. The Martin Report was reviewed by the reserves committee of Gentry and was approved by the Company’s Board of Directors on March 24, 2006.

RESERVES SUMMARY TABLE – FORECAST PRICES AND COSTS
Working Interest Reserves

As at December 31(1)	2005			2004
	Oil & Liquids (mbbls)	Gas (mmcf)	Oil Equiv. (mboe)	Oil Equiv. (mboe)	Percent Change
Proved
Developed Producing	2,592	16,283	5,306	4,628	15%
Developed Non-producing	55	3,028	560	389	44%
Undeveloped	21	435	94	62	52%
Total Proved	2,667	19,746	5,958	5,078	17%

Probable
Developed	1,295	10,752	3,087	2,295	35%
Undeveloped	361	7,567	1,622	1,268	28%
Total Probable	1,654	18,318	4,707	3,564	32%

Proved plus Probable	4,321	38,064	10,665	8,642	23%

(1) Due to rounding, some columns may not add precisely.

At December 31, 2005, Gentry’s proved producing reserves grew by 15% to 5,306 mboe from the prior year. Proved reserves increased 17% to 5,958 mboe. Total proved and probable reserves grew to 10,665 mboe, up 23% compared to 8,642 mboe at the end of 2004.

Approximately 45% of Gentry’s proved reserves are crude oil and natural gas liquids and 55% are natural gas.  On a proved plus probable basis, Gentry’s reserves are 41% oil and liquids and 59% natural gas.

NET PRESENT VALUE OF RESERVES – FORECAST PRICES AND COSTS

Gentry’s crude oil, natural gas liquids and natural gas reserves were evaluated using an average December 31, 2005 price forecast from the three largest independent evaluation firms in Canada (GLJ Petroleum Consultants, McDaniel & Associates Consultants Ltd. and Sproule Associates Ltd.) and are prior to any provision for income taxes, interest, debt service charges and general and administrative expenses.  It should not be assumed that the discounted future net production revenues estimated herein represent the fair market value of the reserves.

December 31, 2005(1)(2)	Discounted at
	NPV 0% ($000s)	NPV 5% ($000s)	NPV 10% ($000s)	NPV 12% ($000s)	NPV 15% ($000s)
Proved
Developed Producing	172,740	141,826	124,342	119,120	112,460
Developed Non-producing	18,503	16,803	15,461	14,996	14,361
Undeveloped	1,858	1,214	835	722	580
Total Proved	193,101	159,843	140,638	134,838	127,402

Probable
Developed	101,458	74,816	61,574	57,762	52,984
Undeveloped	48,112	39,407	33,164	31,143	28,496
Total Probable	149,570	114,224	94,738	88,906	81,480

Total Proved plus Probable	342,671	274,067	235,376	223,744	208,882

(1)

As required by NI 51-101, undiscounted well abandonment costs of $2.4 million for proved reserves and $3.0 million for proved plus probable reserves are included in the net present value determination.

(2)

Due to rounding, some columns may not add precisely.

At a 10% discount, the proved producing reserves make up 53% of the proved plus probable value while total proved reserves account for 60% of the proved plus probable value.

RESERVE LIFE INDEX AND PRODUCTION REPLACEMENT RATIO

The Company’s RLI, on a proved and probable basis and using December 2005 volumes, is 8.1 years for crude oil and liquids and 7.1 for natural gas, resulting in a combined RLI of 7.5 years.

During 2005, proved and probable gas reserve additions replaced gas production volumes by 279%. The Company’s proved and probable oil and liquids additions replaced 255% of its production. On a boe basis, the Company replaced 269% of production based on proved and probable reserve additions.

FORECAST PRICES

Product price forecasts used in the Martin Report is summarized below:

	WTI Oil USD/bbl	Edmonton Lt Oil $C/bbl	Spot Natural Gas $C/mmbtu
2006	58.44	67.64	10.68
2007	57.34	66.40	9.63
2008	52.70	60.89	8.23
2009	49.23	56.83	7.33
2010	47.05	54.25	6.98
2011	47.19	54.41	6.99

RESERVES SUMMARY TABLE – CONSTANT PRICES AND COSTS
Working Interest Reserves

As at December 31(1)	2005			2004
	Oil & NGL (mbbls)	Gas (mmcf)	Oil Equiv. (mboe)	Oil Equiv. (mboe)	Percent Change
Proved
Developed Producing	2,604	16,288	5,319	4,680	14%
Developed Non-producing	55	3,030	560	388	44%
Undeveloped	21	438	94	63	49%
Total Proved	2,679	19,756	5,972	5,131	16%

Probable
Developed	1,296	10,774	3,092	2,247	38%
Undeveloped	361	7,575	1,624	1,268	28%
Total Probable	1,656	18,349	4,714	3,515	34%

Proved plus Probable	4,334	38,105	10,685	8,645	24%

(1) Due to rounding, some columns may not add precisely.

NET PRESENT VALUE OF RESERVES – CONSTANT PRICES AND COSTS

	Discounted at
December 31, 2005(1)(2)	NPV 0% ($000s)	NPV 5% ($000s)	NPV 10% ($000s)	NPV 12% ($000s)	NPV 15% ($000s)
Proved
Developed Producing	187,156	151,322	130,316	124,000	115,959
Developed Non-producing	18,539	16,501	14,939	14,409	13,693
Undeveloped	2,590	1,718	1,192	1,036	842
Total Proved	208,285	169,540	146,448	139,446	130,494

Probable
Developed	114,580	85,373	69,417	64,727	58,831
Undeveloped	57,453	46,039	38,050	35,495	32,171
Total Probable	172,033	131,412	107,466	100,221	91,002

Total Proved plus Probable	380,318	300,952	253,914	239,667	221,497

(1)

As required by NI 51-101, undiscounted well abandonment costs of $2.0 million for proved reserves and $2.3 million for proved plus probable reserves are included in the net present value determination.

(2)

Due to rounding, some columns may not add precisely.

The Constant case used the Martin & Brusset posted constant price of Cdn $68.05/bbl for Edmonton Par and Cdn $9.25/mmbtu for spot natural gas at the plant gate.

FINDING, DEVELOPMENT AND ACQUISITION COSTS

Gentry expended $53.9 million of capital in 2005. On a proven plus probable reserve basis, the Company’s finding, development and acquisition cost for 2005 was $19.01 per barrel of oil equivalent, and the three year rolling average finding, development and acquisition cost was $15.86 per barrel of oil equivalent.  The calculation of finding, development and acquisition cost for proved plus probable reserves includes future capital of $13.0 million included in the 2005 Martin Report, and deducts $5.6 million of future capital which was included in the 2004 Martin Report.

NATIONAL INSTRUMENT 51-101 CAUTIONARY STATEMENTS

Effective December 31, 2003 the Alberta Securities Commission implemented new standards of disclosure for reporting issuers engaged in upstream oil and gas activities.  These new standards establish a system of continuous disclosure and include specific reporting requirements for oil and gas companies.

Under NI 51-101, proved reserve assignments are based on a 90 percent certainty that quantities recovered will equal or exceed proved reserve estimates.  Probable reserves are assigned such that there is a minimum 50 percent certainty that quantities recovered will equal or exceed estimates of proved plus probable reserves.

The Martin Report was prepared utilizing the methodology and definitions as set out under NI 51-101.  The year-end reserves for 2005 and 2004 presented herein include the Company’s working interests before royalties and use forecast and constant price and cost assumptions.  Where volumes are expressed on a barrel of oil equivalent (“boe”) basis, gas volumes have been converted to boe at 6,000 cubic feet per barrel (6 mcf/bbl).

The reserve data provided in this release only represents a portion of the disclosure required under NI 51-101.  Additional disclosure will be provided in the Company’s Annual Information Form to be filed at www.sedar.com on or before March 31, 2006.

NET ASSET VALUE

At December 31, 2005, Gentry had a before tax net asset value of $6.20 per share at a 10% discount using total proven plus probable reserves as evaluated in the Martin Report and the Company’s assessment of undeveloped land and seismic value.

The calculation of net asset value per share is outlined in the following table:
(000s, except per share amounts)

10% discount
Net present value of proved plus probable reserves (1)	$ 235,376
Undeveloped land and seismic(2)	35,945
Investments(3)	8,488
Net debt	(39,174)
Total	240,635
Outstanding shares	38,831
Net asset value per share	6.20

(1)

As per the Martin Report.

(2)

As evaluated by the Company.

(3)

Market value.

UNDEVELOPED LAND – WESTERN CANADA

Undeveloped Western Canada Land Holdings (acres)
As at December 31, 2005
Gross	221,118
Net	157,503

This land base provides considerable opportunity for the Company’s future growth.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Gentry achieved another year of record financial and operational results. The key drivers were a 55% increase in our average annual production to 3,280 boe/d and the continuing high commodity price environment. We had expected to deliver larger volume growth but, as with the rest of the industry, two quarters of unseasonably wet weather had an impact on field conditions and forced the delay of well tie-ins. The onset of winter enabled equipment to move back into the field and we have regained momentum in our production growth curve.

Operations Review

In 2005 we executed our largest capital program to date totaling $54 million. Our investment strategy had a two-pronged thrust last year. Firstly we dedicated approximately $13 million to equipping, processing and pipeline infrastructure most of which alleviated production restrictions in the Greater Princess area. Our second thrust was to continue our aggressive exploration and development programs. Both were highly successful, despite the weather-related delays across the industry. On the drilling front, we completed our most active drilling program in our history – 88 wells (57.9 net) which achieved a 92% success rate.

Exploration Strategy

Gentry is an exploration-driven company. In each of our core areas the technical team continues to expand our drilling inventory with both proven play concepts and new geotechnical ideas. Gentry is also a land-rich company relative to our production base. In Western Canada, we have over 157,503 net acres of undeveloped land, or 246 net sections.

In 2005, we were able to complete an important component of our operations by acquiring and constructing infrastructure which allowed us to produce volumes which had been facility constrained, and to expand our exploration and development programs with near-term growth in production and cash flow.

Greater Princess Area

Over half of our production is from the Greater Princess area, virtually all derived from the application of internally-generated exploration models and successful drilling. We are pursuing two main play types; prolific gas production from the Nisku Formation and medium grade oil and associated gas from the Pekisko. Our drilling has led to the discovery and development of a number of fields including the Nisku gas field and the Tilley oil field. The Pekisko knowledge base was then transferred to drilling success at West Tide Lake. Our next oil exploration focus will be at Bantry, south of our Tilley field, where we acquired 124 (108 net) undeveloped contiguous sections of land in 2004 and where we aim to replicate our Pekisko drilling success.

The year-over-year production growth, and increased volumes in the first quarter of 2006, were due to facilities that were either constructed or purchased during 2005 and gas plant capacity acquired in 2006. At West Tide Lake, a Gentry-operated sweet gas plant came onstream in January 2005, followed by the acquisition of a large oil facility, which is currently handling all of our Pekisko oil production. This year we are planning to double the capacity of the sweet gas plant to 10 mmcf/d. At Tilley, we also completed construction of an operated battery in January 2005 with a fluid handling capability of 10,000 bbls/d.

In February 2006 another critical link in our infrastructure was completed when our Nisku gas began flowing to a third party sour gas plant. At time of writing, our Nisku production is just beginning to flow into the new facility, and is expected to reach 4 mmcf/d by late April 2006 following expansion of the plant. This year, we will continue to pursue the large Nisku reserves with the shooting of 3D seismic and the drilling of at least two wells.

The third party gas plant which processes the bulk of the sour gas in the Princess area has experienced intermittent service and other shutdowns in the first quarter of 2006. Facility upgrades are taking place and we are told normal service should resume this week, returning Gentry's production the the 4,300 - 4,500 boe/d range.

Our new area at Bantry will move to the forefront of our exploration initiatives in 2006 as we begin to drill our 67,000 net acres comprising 108 net undeveloped contiguous sections which, in a unique deal, gave us rights to deeper horizons which will never expire. The Bantry area has the potential to be a significant growth engine for Gentry for years to come. We are continuing to evaluate our large 3D database and will begin testing our exploration model for Pekisko oil. A number of locations have been identified and we are targeting drilling success similar to our nearby Tilley and West Tide Lake fields.

Sedalia

The Sedalia area is our second largest producing area and we are continuing to aggressively drill and expand our land position. In 2005, we drilled 27 wells with a success rate of 92%. Our land holdings increased 35% to 80,248 acres as we are expanding out from the operational core at Sedalia to other properties and beginning to drill deeper horizons with larger reserve targets and higher production rates. We have a sizeable drilling inventory of 25 wells which we expect to drill in 2006, with new seismic programs planned to drive further expansion of our opportunity base.

Whitecourt

A material well was drilled in our Whitecourt area, our focus of higher risk, higher reward exploration west of the fifth meridian. This year we will be pursuing two potentially high impact gas prospects which have been identified on 3D seismic.

Our West Provost property began to see renewed activity last year with completion of an 18-well development drilling program. Our technical team has also developed a new play concept which will be tested this year. We will see over 25 wells drilled in 2006. We have high hopes for the area as there is significant new activity through the whole region.

Outlook

Gentry is set for another active year. We have a capital budget of $43 million for 2006, with roughly $26 million slated for the drilling of 60 net wells. Half of the wells and 40% of the capital program are planned for our Greater Princess area as we continue to capitalize on our in-depth technical knowledge, our large base of undeveloped lands and control of infrastructure. Sedalia will see about 15% of capital spending as we continue to harvest our inventory of low risk, shallow gas prospects and expand our activities into deeper, higher reward drilling. Our Whitecourt area exploration is taking on greater momentum as a result of a high impact well drilled late last year and the ongoing identification of new prospects. About 10% of the capital program will be dedicated to Whitecourt exploration.

Across our asset base, we will continue to optimize our facilities and work to have processing capacity in place to ensure timely production additions.

In 2006 we are well positioned to meet our growth targets. We have a strong drilling inventory on proven play concepts and a valuable base of undeveloped land. With processing capacity in place and expansions planned, we anticipate providing substantial production growth in 2006.

About Gentry

Gentry is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada. The Company has grown primarily through aggressive exploration and development of its lands. Gentry trades on the TSX under the symbol "GNY" and currently has 38,595,880 common shares outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer (403) 264-6161
R. Gordon McKay, Chief Operating Officer (403) 264-6161
Ketan Panchmatia, Chief Financial Officer (403) 264-6161
Roger Fullerton, Manager, Investor Relations (952) 929-7243

Website: www.gentryresources.com
Email: info@gentryresources.com

Disclaimer: Statements in this press release may contain forward-looking statements, including management's assessment of future plans and operations and including expectations of future production and capital expenditures. These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the 2005 Consolidated Financial Statements of the Company.

Reported production represents Gentry’s ownership share before the deduction of royalties. Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet to one boe. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (GAAP), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, reserve measurements and the ability to access sufficient capital from internal and external sources.

Additional information relating to the Company, including the Company’s Annual Information Form, can be found at www.sedar.com.

The date of this MD&A is March 27, 2006.

SELECTED ANNUAL INFORMATION

($thousands, except per share amounts)
	2005	2004	2003
Production revenue	64,665.2	31,717.0	24,679.8
Cash flow from operations	35,192.7	13,384.5	10,386.2
per share – basic	0.91	0.42	0.42
per share – diluted	0.87	0.41	0.40
Net income	10,202.4	3,401.6	3,040.5
per share – basic	0.26	0.11	0.12
per share – diluted	0.25	0.10	0.12
Total assets	132,066.8	95,514.3	53,472.6
Long-term financial liabilities	15,370.2	9,772.4	7,704.5

PRODUCTION AND PRICING

The majority of Gentry’s operations in 2005 were focused in Alberta. Activities were primarily directed in the Greater Princess area (Princess) of southern Alberta where the Company was able to pursue both medium gravity crude as well as natural gas production. Sedalia and Whitecourt, two other core areas in southeastern and central Alberta respectively, provided additional growth in gas production.

As a result of the growth in Alberta, the Company’s production in Saskatchewan, which contributed 22% of volumes in 2004, accounted for only 12% in 2005. Generally speaking, the Company’s non-operated,

long-life unitized interests in Saskatchewan are steady producers which have the focused attention of the operators managing their performance.

As the Company moves through 2006, gains in gas production are slated to come from Princess, Whitecourt and Sedalia, while the driving force behind increased oil production will be Princess.

Revenue Volume Price

Oil & Liquids	Revenue ($ thousands)	Volume (bbls/d)	Price ($/bbl)
2005	25,589.1	1,330	52.71
2004	13,525.0	862	42.88
2003	11,860.4	897	36.22

Natural Gas	Revenue ($ thousands)	Volume (mcf/d)	Price ($/mcf)
2005	39,076.1	11,699	9.15
2004	18,192.0	7,555	6.58
2003	12,819.4	5,330	6.59

Boe	Revenue ($ thousands)	Volume (boe/d)	Price ($/boe)
2005	64,665.2	3,280	54.01
2004	31,717.0	2,121	40.86
2003	24,679.8	1,785	37.87

Gross production revenue more than doubled in 2005 to $64.67 million from $31.72 million a year ago. Approximately $17.20 million of this increase was a result of higher sales volumes and $15.75 million was attributable to higher commodity prices.

Gentry’s natural gas sales rose 55% to 11,699 mcf/d from 7,555 mcf/d in 2004. This increase contributed $9.91 million to the change in revenue, which exceeded the $7.29 million gained on the 54% increase of oil and liquids sales to 1,330 bbls/d from 862 bbls/d a year ago.

Changes in gas pricing to $9.15/mcf from $6.58/mcf increased revenue by $10.98 million. The rise in oil and liquids pricing to $52.71/bbl from $42.88/bbl contributed another $4.77 million when compared to the prior year.

Gentry has not had any forward contracts for the sale of commodities since 2001 and none are in place for 2006.

ROYALTIES

With the increase in revenue, Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased to $11.87 million from $6.27 million in 2004. Expressed as a percentage of production, oil royalties were 19.9% in 2005 versus 21.2% in 2004 and gas royalties were 17.3% versus 18.6% a year ago. On a barrel of oil equivalent basis, the percentages were 18.4% in 2005 and 19.8% in 2004. The shift in production weighting from Saskatchewan to Alberta, which generally has a more favorable royalty regime for the Company’s assets, is the primary reason for the overall decrease in royalties as a percentage of revenues.

($thousands)	2005	2004	2003
Crown royalties	6,294.6	3,689.5	3,054.7
Freehold royalties	4,015.2	2,128.7	1,821.7
Overriding royalties	2,061.1	886.3	502.2
Gross royalties	12,370.9	6,704.5	5,378.6
ARTC	(500.0)	(439.5)	(311.5)
Net royalties	11,870.9	$6,265.0	$5,067.1
As a % of revenue	18.4%	19.8%	20.5%

PRODUCTION EXPENSES

Production expenses increased to $11.89 million from $7.27 million in 2004. On a barrel of equivalent basis, costs increased 6% to $9.93/boe from $9.37/boe in 2004. The high level of industry activity and tight oilfield services markets resulted in a general increase in field operating costs. Also contributing to the rise in expenses were increased trucking costs at Princess, as the Company now transports its oil a greater distance to another facility where it receives a higher price for the oil, thus increasing the overall product netbacks. Going forward, Gentry expects to reap the benefits from the recent electrification of certain facilities at Princess and realize a full year of benefits from the ownership of fluid handling batteries, also in the Princess area.

GENERAL AND ADMINISTRATIVE EXPENSES

Gentry’s general and administrative expenses increased 18% to $3.76 million in 2005 from $3.17 million in 2004. Seven percent of this increase was due to additional staff and compensation requirements while higher professional fees, due in part to increased activity and compliance costs, accounted for a 12% rise in expenses. On a barrel of oil equivalent basis, general and administrative expenses decreased 77% to $3.14/boe from $4.09/boe in 2004. Looking forward to 2006, moderate increases to gross administrative costs are expected, however, as production increases, it is anticipated that per unit costs will decline.

($thousands)	2005	2004	2003
Gross expenses	5,615.9	4,715.2	3,458.7
Recoveries	(371.5)	(375.8)	(333.1)
Capitalized	(1,489.1)	(1,165.3)	(848.0)
Net expenses	3,775.3	3,174.1	2,277.6
Net expenses ($/boe)	3.14	4.09	3.50

STOCK-BASED COMPENSATION

In 2005, Gentry’s stock based compensation expense was $644 thousand versus $376 thousand a year ago. In the most recent year, $557 thousand related to the value of vested incentive stock options while the remaining $87 thousand was the value of Gentry’s portion of the shares issued under the Company’s Employee Share Ownership Plan (ESOP). This compares to the prior year figures of $297 thousand from stock options and $79 thousand from the ESOP. A greater number of higher priced options vesting in 2005 resulted in the higher charge.

INTEREST EXPENSE

Gentry’s interest expense increased to $1.43 million in 2005 from $698 thousand in 2004. While interest rates did increase to an average of 4.4% in 2005 from 4.0% in 2004, the primary reason for the greater interest cost was the higher utilization of the Company’s credit facilities to fund its increased capital exploration programs. Whereas Gentry began and ended 2004 with $11.96 million and $17.22 million in bank debt respectively, it ended 2005 with $34.15 million in bank debt.

DEPLETION, DEPRECIATION AND ACCRETION

These charges for 2005 were $19.55 million compared with $9.05 million in the previous year. This trend is expected to continue as the Company increases its asset base through its capital programs.

On a barrel of oil equivalent basis, costs increased to $16.33/boe versus $11.65/boe in 2004.

Included in the above amounts is accretion expense, which is the amortization of the Company’s asset retirement obligations. For 2005, this expense amounted to $147 thousand, or $0.12/boe, compared to $102 thousand, or $0.13/boe, a year ago.

The Company’s depletion rate increased to 16.59% in 2005 from 12.78% in 2004 and is based on the ratio of annual production to proved reserves estimates. While production increased 55%, reserves used for the depletion calculation increased 14%, which accounted for the higher rate.

INCOME TAXES

Gentry was liable for $535 thousand in current taxes in 2005, which was a 42% decrease from the $924 thousand recorded in 2004. The reason for the decrease is that the amalgamation of Gentry with its wholly-owned subsidiary, Gentry Resources (Saskatchewan) Ltd., at the start of the second quarter allowed certain tax pools to be more efficiently applied against the Company’s consolidated income stream. On a unit of production basis, current taxes were $0.45/boe versus $1.19/boe a year ago.

Future taxes increased substantially to $4.80 million in 2005 from $560 thousand in 2004. On a unit of production basis, future taxes for 2005 equated to $4.00/boe versus $0.72/boe in 2004. The increase was largely due to the use of more tax pools to keep current taxes at lower levels.

As a result of flow-through financings in 2004, Gentry agreed to renounce $2.82 million of Canadian exploration expenditures in 2004. Of the total, $2.50 million was incurred in 2004 and the remaining $320 thousand was spent in the first quarter of 2005.

At the end of 2005, Gentry had approximately $76.90 million of accumulated tax pools available for deduction against income in future years.

($thousands)	Available balance	Maximum Annual deduction (%)
Canadian oil and gas property expense	$31,974.4	10
Canadian development expense	14,877.4	30
Canadian exploration expense	5,078.4	100
Foreign exploration and development expense	214.6	10
Undepreciated capital cost	23,479.6	20-100
Cumulative eligible capital	59.6	7
Financing costs	1,212.2	20
Total	$76,896.2

CASH FLOW AND NET INCOME

In 2005, cash flow from operations reached a record high of $35.19 million, an increase of 163% from $13.38 million in 2004. This increase was largely achieved from higher net revenues as a result of increases in production and commodity prices.

Net income tripled to $10.20 million from $3.40 million in 2004. In assessing the change in net income, the positive impact of the extra $21.81 million in cash flow was greatly reduced by the additional $10.50 million in depletion, depreciation and accretion charges and $4.24 million in future taxes.

On a per share basis, cash flow was $0.91 per share ($0.87 diluted) in 2005 compared to $0.42 ($0.41 diluted) in 2004. Net income was $0.26 per share ($0.25 diluted) versus $0.11 per share ($0.10 diluted) a year ago.

CORPORATE NETBACKS

($/boe)	2005	2004	2003
Selling price	54.01	40.86	37.87
Royalties (net of ARTC)	(9.91)	(8.07)	(7.78)
Production expenses	(9.93)	(9.37)	(8.54)
Operating netbacks	34.17	23.42	21.55
Administration	(3.14)	(4.09)	(3.50)
Interest	(1.19)	(0.90)	(0.74)
Current taxes	(0.45)	(1.19)	(1.44)
Other income	-	-	0.07
Cash flow	29.39	17.24	15.94
Depletion and depreciation	(16.33)	(11.65)	(10.86)
Future taxes	(4.00)	(0.72)	(0.13)
Non-cash compensation	(0.54)	(0.49)	(0.27)
Other expenses	-	-	(0.01)
Net income	8.52	4.38	4.67

CAPITAL EXPENDITURES

Net capital expenditures increased 24% in 2005 to $53.85 million from $43.40 million in 2004. The increase was due to a record level of activity for the Company as it increased drilling in all of its core exploration areas; pursued an aggressive land acquisition program to facilitate further exploration activities; and acquired and built additional infrastructure to bring new volumes onstream.

($thousands)	2005	2004	2003
Drilling and completions	$26,050.4	$11,773.5	$ 9,723.8
Facilities and equipping	13,170.9	6,403.3	4,208.4
Land and seismic	5,508.9	7,359.8	4,160.4
Acquisitions, net	7,606.8	16,571.0	2,503.6
Capitalized Expenses	1,489.1	1,165.3	848.0
Other	28.1	128.5	209.3
	53,854.2	$43,401.4	$21,653.5

The 2004 acquisition costs included the $16.25 million purchase of interests in the Princess/Bantry area, which was followed up by an $8 million purchase (before adjustments) of additional interests at Princess in the first quarter of 2005. The 2004 acquisition included approximately 275 boe/d of production and 120 sections of undeveloped land net to Gentry, while the 2005 acquisition included approximately 195 boe/d of production net to Gentry.

The Company drilled or participated in 88 gross wells (57.9 net) in 2005 with a success rate of 94% (92% net). This compares to 52 gross wells (33.5 net) and a success rate of 85% (86% net) in 2004.

NET ASSET VALUE

At December 31, 2005, the Company’s net asset value, based on a 10% discount on future cash flow, equated to $6.20 per share compared with $4.04 per share in 2004. The following is a summary of the net asset value calculation, discounted at 10%:

($thousands, except per share amounts)	2005	2004	2003
Reserves	$235,376	$129,322	$59,048
Undeveloped land and seismic[1]	35,945	37,101	9,960
Investments[2]	8,488	8,698	3,827
Net debt	(39,174)	(19,729)	(13,443)
Net Asset Value	240,635	$155,392	$59,392

Common shares outstanding	38,831	38,471	27,353

Net asset value per common share	$6.20	$4.04	$2.17

  (1) internal estimate
  (2) market value as at December 31

LIQUIDITY AND CAPITAL RESOURCES

After completing two financings with underwriters and one minor financing with the management group in 2004, Gentry did not access the equity markets in 2005.

Gentry began the year with 38,471,234 common shares issued and outstanding. During 2005, the Company issued 546,167 shares on the exercise of incentive stock options ($0.84 per share); 36,298 shares were issued pursuant to the Company’s employee share purchase plan ($4.79 per share); and 222,900 shares were repurchased and cancelled pursuant to the Company’s Normal Course Issuer Bid ($5.22 per share). As a result of these changes, Gentry ended the year with 38,830,799 common shares issued and outstanding. As of the date of this MD&A, 38,595,880 common shares were outstanding and a further 2,581,067 shares were reserved for issuance pursuant to the exercise of outstanding incentive stock options (at an average price of $1.77 per share).

Gentry’s year-end net debt was $39.17 million compared with $19.73 million at the end of 2004. Gentry’s credit limit stands at $50 million and is reviewed semi-annually. The limit is currently being reviewed based upon the Company’s December 31, 2005 Reserves Report.

CONTRACTUAL OBLIGATIONS

In the normal course of business, Gentry has entered into the following contractual obligations and commitments:

($thousands)	2006	2007	2008	2009	2010	Thereafter	Total
Office lease	173.5	173.5	159.1	-	-	-	506.1
Firm transportation	46.5	46.5	12.3	73.8	73.8	12.3	265.2
	220.0	220.0	171.4	73.8	73.8	12.3	771.3

FOURTH QUARTER RESULTS

Gentry’s financial and operating highlights from the fourth quarter of 2005, as compared with the fourth quarter of 2004, are summarized below:

Three months ended December 31	2005	2004	% change
Financial ($thousands)
Gross revenue	22,164.6	9,193.1	141
Royalties, net of ARTC	3,947.8	1,917.2	106
Production expenses	3,473.6	2,682.1	30
Administrative	1,536.5	1,113.6	38
Current taxes	101.8	213.8	(52)
Cash flow	12,725.6	3,028.8	320
Depletion, depreciation and accretion	8,715.9	2,934.9	197
Future taxes (recovery)	1,169.7	(556.0)	n/a
Stock-based compensation	102.8	148.7	(31)
Net income	2,737.1	501.2	446
Capital expenditures, net	19,742.6	11,095.0	78
Production
Oil & Liquids (bbls/d)	1,486	960	55
Gas (mcf/d)	14,189	8,869	60
Barrels of oil equivalent	3,851	2,439	58
Pricing
Oil & Liquids ($/bbl)	52.27	43.34	21
Natural gas ($/mcf)	11.50	$6.57	75
Boe ($/boe)	62.56	$40.98	53

The 141% growth in production revenue in the fourth quarter of 2005, when compared to the fourth quarter of 2004, came from increased sales volumes as well as increased pricing for both gas and oil and liquids. As expected, royalty expense also increased, but by less than the same percentage for the same reasons as described on the annual basis. Production expenses increased with the higher production volumes and administrative expenditures also increased with the greater level of activity. Based largely on the above reasons, cash flow was up 320% over the comparative fourth quarter.

Depletion, depreciation and accretion increased substantially in the fourth quarter of 2005. The larger asset base combined with a higher depletion rate is the reason for the increased provision. Future taxes also increased significantly as the Company continued to utilize its tax pools to reduce its taxable income and current taxes.

Deducting the depletion and future tax provisions from cash flow, as well as stock-based compensation, gives net income of $2.73 million in the fourth quarter of 2005, a substantial increase from the $501 thousand recorded in the fourth quarter of 2004.

Capital expenditures increased significantly to $19.74 million from $11.09 million a year ago. Drilling and completions were up 86% to $11.92 million while expenditures on facilities and equipping were up 69% to $5.44 million as the Company participated in 29 wells (19.6 net) and completed the electrification and tie-in of certain facilities at Princess.

SELECTED QUARTERLY INFORMATION

	2005				2004
(Three months ended)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Production
bbls/d	1,486	1,291	1,295	1,246	960	808	808	870
mcf/d	14,189	11,177	10,512	10,889	8,869	7,753	6,663	6,919
boe/d	3,851	3,154	3,047	3,061	2,439	2,100	1,919	2,023
Financial ($thousands except per share amounts)
Production revenue	$22,164.6	$17,685.1	$12,832.0	$11,983.5	$9,193.1	$8,019.9	$7,438.0	$7,066.0
Cash flow from operations	12,725.6	10,091.2	6,596.8	5,779.1	3,028.8	3,870.5	3,330.5	3,154.7
per share - basic	0.33	0.26	0.17	0.15	0.09	0.11	0.11	0.12
per share - diluted	0.31	0.25	0.16	0.14	0.08	0.11	0.10	0.11
Net income	2,737.1	4,335.6	1,843.2	1,286.4	501.2	1,114.7	1,128.0	657.6
per share - basic	0.07	0.11	0.05	0.03	0.01	0.03	0.04	0.02
per share - diluted	0.07	0.11	0.05	0.03	0.01	0.03	0.04	0.02

2006 OUTLOOK

Gentry’s Board of Directors has approved the 2006 budget of $43 million. Approximately $26 million is slated for drilling and completions, $9 million for facilities and the remainder for land and seismic expenditures. This budget will be funded entirely from corporate cash flow and is based on average production of 4,900-5,100 boe/d; oil prices of U.S.$52.00/bbl; and gas prices of $7.50/mcf.

CRITICAL ACCOUNTING ESTIMATES

Gentry is required to make certain assumptions and estimates in the application of GAAP that may have a significant impact on the financial results of the Company. The following is a discussion of the estimates that are critical to Gentry’s consolidated financial statements.

Oil and Natural Gas Reserves and Full Cost Accounting

Gentry follows the full cost method of accounting for its oil and gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants (CICA). Accordingly, all costs associated with the acquisition, development and exploration of oil and natural gas reserves are capitalized and then depleted using the unit-of-production method based on estimated proved reserves. A ceiling test ensures the carrying value of a long-life asset can be recovered from its undiscounted future cash flows.

Reserve estimates can have a significant impact on net income and the carrying value of property and equipment as they are the key component in the calculation of both depletion and depreciation and the ceiling test. Revisions to reserve estimates could result in a higher or lower depletion, depreciation and accretion expense being charged to net income while downward revisions to reserve estimates could result in a write down of property and equipment based on the ceiling test.

One hundred percent of Gentry’s reserves were evaluated by the independent engineering .rm of Martin Brusset & Associates. This evaluation requires significant estimates to be made on various engineering data as well as future production rates, capital expenditures and commodity prices, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its estimates of reserves will be revised, either upwards or downwards, based on future drilling, testing, production rates and commodity forecasts.

Asset Retirement Obligations

Gentry estimates the fair value of each asset retirement obligation. The obligation is based on current regulations, costs, technologies and industry standards and is calculated using estimates for the timing of abandonment, inflation and a credit-adjusted risk-free interest rate. The discounted obligation is initially capitalized as part of the carrying amount of the property and equipment and a corresponding liability is recognized. The increase in property and equipment is depleted and depreciated on the same basis as the remainder of the property and equipment. The liability is accreted against income, until it is settled or the property is sold, and is included as a component of depletion, depreciation and accretion expense.

Retirement obligations can have a material impact on the consolidated balance sheets and consolidated statements of income of the Company. Revisions to any or all of the aforementioned factors and estimates used in calculating the obligation may result in changes to the carrying value of property and equipment and the related liability, as well as the depletion, depreciation and accretion expense charged to net income. The Company expects that over time its estimate of its asset retirement obligations will be revised, either upwards or downwards, based on future regulations, costs, technologies, industry standards, timing of abandonment and interest and inflation rates.

Stock-based Compensation

Gentry follows the fair value method of accounting for its stock-based compensation arrangements relating to stock options grants. The Company recognizes a compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option-pricing method and amortizes the expense over the vesting period of the options. The Black-Scholes method requires estimates for the volatility of the Company’s stock, a risk-free interest rate, an expected dividend rate and the expected life of the options. Changes in these estimates will change the fair value of the option and affect the compensation expense recorded in the consolidated financial statements.

Other Accounting Estimates

Gentry follows the accrual method of accounting which requires the Company to incorporate certain estimates in its financial and operating results. This includes estimates of revenues, royalties, production expenses, administrative costs and capital items for specific reporting periods for which actual results have not yet been received. Gentry ensures that the personnel with the most knowledge of the relevant activities are responsible for the estimates, which are then reviewed for reasonableness. Past estimates are also compared to actual results in order to make more informed decisions when accruing future amounts.

NEW ACCOUNTING STANDARDS

During the past and upcoming years, a number of changes to financial reporting requirements have been introduced. The following outlines the most notable changes and those which have, or may have, the greatest impact on Gentry.

Earnings per Share

The CICA introduced handbook section 3500 – “Earnings per Share” which became effective for interim and fiscal periods beginning on or after January 1, 2005. The main feature of this section, as it currently pertains to Gentry, is that the number of incremental shares included in year-to-date diluted earnings per share (EPS) is to be computed using the average market price of common shares for the year-to-date period, rather than on a quarterly basis, as Gentry computed it in 2004. This change did not have a material effect on the Company’s diluted EPS.

Non-Monetary Transactions

The CICA introduced handbook section 3831 – “Non-Monetary Transactions” which became effective for interim and fiscal periods beginning on or after January 1, 2006. The standard requires that all non-monetary transactions be measured at fair values, rather than book values, if the transaction has commercial substance. A transaction will have commercial substance if it causes an identifiable and measurable change in the economic circumstance of the entity. For example, if a Company swaps a producing asset for undeveloped land, there would be an identifiable and measurable change in economic circumstances and the transaction would be measured at fair value. The impact of this standard cannot be measured until such time as Gentry completes a non-monetary transaction.

Financial Instruments – Recognition and Measurement

The CICA introduced handbook section 3855 – “Financial Instruments – Recognition and Measurement” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted). The standard will require Gentry to classify its financial instruments as: held for trading, held to maturity, loans and receivables, or available for sale. Gentry’s investments will be classified as available for sale and measured at fair value with gains and losses recognized in comprehensive income (see new standard below) until the asset is derecognized or becomes impaired. The Company will adopt this standard for its first annual reporting period beginning January 1, 2007.

Comprehensive Income

The CICA introduced handbook section 1530 – “Comprehensive Income” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted). The standard will require Gentry to recognize gains and losses arising from the fluctuation of the share price of its investments and include these gains and losses as a separate component in the income statement with the accumulated gains and losses shown as a separate component of shareholders equity. Currently, Gentry follows the cost method of accounting for its investment whereby no gains or losses on investments are recognized unless there has been a permanent decline in value. The impact of this new standard to the Company will be dependent on the changes in market value of Gentry’s investments. The Company will adopt this standard for its first annual reporting period beginning January 1, 2007.

Hedging

The CICA issued handbook section 3865 – “Hedges” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted). The new standard is optional, but must be applied if an entity chooses to use hedge accounting. Hedges must be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss is recognized in net income in the period of change and the carrying amount of the hedged item is adjusted for the hedged risk. For other hedges, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income. As Gentry had no hedges in place in 2005 and none are in place for 2006, these policy changes currently have no effect on the Company. Gentry has not yet determined if it will follow this optional standard.

BUSINESS RISKS AND UNCERTAINTIES

Gentry, like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Gentry groups these risks into three main areas – operational, financial and regulatory.

Operational Risks

Gentry’s operational activities are focused on the Western Canadian Sedimentary Basin, a competitive environment with a number of companies exploring for hydrocarbons. The high level of activity has put pressure on the availability and pricing of supplies and materials as well as sta. and field services. Other operational risks include weather delays, mechanical or technical difficulties and exploration risks associated with finding economically viable hydrocarbon reserves. Gentry attempts to manage these risks by maintaining an inventory of certain critical equipment; conducting advance planning to manage its drilling programs in an efficient and cost effective manner; hiring experienced technical sta. and personnel to conduct its exploration programs; and maintaining a broad base of interests in different areas of the Basin.

Gentry’s field operations are also subject to health, safety and environmental risks. Gentry maintains a Health, Safety and Environmental Policy and an Emergency Response Plan which are updated bi-annually or as needed to comply with current legislation. Both are designed to protect the health and safety of all concerned persons in addition to respecting any environmental regulations. Gentry also maintains insurance covering property, drilling, pollution and commercial general liability.

Financial Risks

Financial risks faced by the Company include fluctuations in commodity prices, US/Canadian foreign exchange rates, interest rates, the ability to access capital and/or debt markets and credit risks associated with its joint venture partners and purchasers. While Gentry does not hedge its production, foreign exchange rates or interest rates, it does attempt to mitigate overall financial risks by maintaining a debt to forward year’s cash flow ratio of no more than 1:1, having a flexible capital program and managing its reliance on joint venture partners.

Regulatory Risks

Gentry is subject to various policies and legislation governing the oil and gas industry. Although these policies are out of Gentry’s direct control, Gentry is a member of the Canadian Association of Petroleum Producers, which, amongst other things, is the voice of the upstream oil and gas industry in Canada. Gentry operates in a manner that is in compliance with applicable regulations and industry standards and must react to comply with changes as they occur.

GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and 2004

ASSETS
	2005	2004
CURRENT
Cash and cash equivalents	$ 13,090	$ 68,287
Accounts receivable	14,819,088	12,808,282
Prepaid expenses	625,961	1,294,988
	15,458,139	14,171,557

INVESTMENTS (NOTE 3)	1,707,458	1,707,458

PROPERTY AND EQUIPMENT (NOTE 4)	114,901,195	79,635,253

	$ 132,066,792	$ 95,514,268

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 20,179,163	$ 16,629,997
Income taxes payable	303,405	50,066
Bank debt (Note 5)	34,150,000	17,220,000
	54,632,568	33,900,063

ASSET RETIREMENT OBLIGATIONS (NOTE 6)	3,473,144	2,671,657

FUTURE INCOME TAXES (NOTE 7)	11,897,016	7,100,776

	70,002,728	43,672,496

SHARE CAPITAL (NOTE 8)	42,906,253	42,474,623
CONTRIBUTED SURPLUS (NOTE 8[f])	823,918	318,765
RETAINED EARNINGS	18,333,893	9,048,384
	62,064,064	51,841,772

	$ 132,066,792	$ 95,514,268

Commitments (NOTE 11)

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the years ended December 31, 2005 and 2004

	2005	2004
REVENUE
Production	$ 64,665,175	$ 31,717,038
Less: royalties, net of Alberta Royalty Tax Credit	(11,870,924)	(6,265,037)
	52,794,251	25,452,001
EXPENSES
Depletion, depreciation & accretion	19,550,137	9,046,840
Production	11,886,328	7,271,849
General & administrative	3,755,310	3,174,091
Interest on bank debt	1,425,161	697,887
Stock-based compensation	643,882	375,704
	37,260,818	20,566,371
INCOME BEFORE INCOME TAXES	15,533,433	4,885,630

INCOME TAXES (NOTE 7)
Current	534,757	923,657
Future	4,796,238	560,363
	5,330,995	1,484,020

NET INCOME	10,202,438	3,401,610
Retained earnings, beginning of year	9,048,384	6,063,324
Less: excess of cost of shares acquired over stated value	(916,929)	(416,550)
Retained earnings, end of year	$ 18,333,893	$ 9,048,384

NET INCOME PER SHARE
Basic (Note 9)	$0.26	$0.11
Diluted (Note 9)	$0.25	$0.10

Please refer to accompanying notes.

 GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES
Net income	$ 10,202,438	$ 3,401,610
Add (deduct) items not requiring cash
Depletion, depreciation & accretion	19,550,137	9,046,840
Stock-based compensation	643,882	375,704
Future income taxes	4,796,238	560,363
	35,192,695	13,384,517
Changes in non-cash working capital items	145,741	(2,829,261)
Asset retirement costs	(160,441)	(110,328)
	35,177,995	10,444,928
INVESTING ACTIVITIES
Capital expenditures	(53,854,150)	(43,401,378)
Acquisition of investments	-	(163,400)
Changes in non-cash working capital items	2,426,446	3,734,398
	(51,427,704)	(39,830,380)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	16,930,000	5,255,990
Redemption of share capital	(1,163,098)	(627,298)
Proceeds on issuance of share capital, net	539,071	24,632,617
Changes in non-cash working capital items	(111,461)	(1,689)
	16,194,512	29,259,620

INCREASE (DECREASE) IN CASH	(55,197)	(125,832)

CASH AND CASH EQUIVALENTS, beginning of year	68,287	194,119

CASH AND CASH EQUIVALENTS, end of year	$ 13,090	$ 68,287

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$ 1,425,161	$ 697,887
Income taxes paid	$ 278,092	$ 1,352,831

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.

Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.

Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

a)

Principles of consolidation

On April 1, 2005, the Company amalgamated with it’s wholly owned subsidiaries, Gentry Resources (Saskatchewan) Ltd. and Gentry Income Funds Inc.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gentry Resources (West Africa) Inc., which is inactive and has no production operations.

b)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

c)

Investments

 The Company records its investment in Stratic Energy Corporation (“Stratic”) and its other investment, using the cost method of accounting whereby the investment is initially recorded at cost.  Earnings are recognized only to the extent received or receivable.

Where there has been a permanent or other than temporary decline in value, the investments are stated at estimated net realizable value.

d)

Petroleum and natural gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centres by country.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities and lease and well equipment.  Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would significantly alter the related cost centre’s rate of depletion and depreciation.  A significant disposition is defined as causing a change of 20% or more in the annual depletion rate.

Costs capitalized are depleted and depreciated using the unit-of-production method by cost centre based upon gross proved petroleum and natural gas reserves as determined by independent engineers.  For purposes of the calculation, petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content, whereby one barrel of oil is equivalent to six thousand cubic feet of natural gas.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The costs of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

As of January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants’ Accounting Guideline 16, “Oil and Gas Accounting - Full Cost” on impairment recognition for oil and gas assets. As permitted under the standard, the Company tests impairment against undiscounted future net revenues from proved reserves using expected future product prices and costs. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk free interest rate.

e)

Depreciation

Other assets are depreciated using the declining balance method at annual rates of 20% to 100%.

f)

Income taxes

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values.  Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the year of realization.

g)

Asset retirement obligations

The estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired.  Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company’s credit-adjusted risk-free interest rate.  The obligation is reviewed regularly by Company management based upon current regulations, costs, technologies and industry standards.  The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized.  The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties.  The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense.  Actual restoration expenditures are charged to the accumulated obligation as incurred.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

h)

Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program.  Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers.  Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations.

Effective March 19, 2004 the Canadian Institute of Chartered Accountants provided new guidance that this reduction to share capital and increase in future tax liability should occur when the expenditures are renounced.  Prior to this, the Company recorded the reduction to share capital and increase in future tax liability when the expenditures were made.

i)

Stock-based compensation

The Company has a stock option plan as described in Note 8(c).

Stock-based compensation expense is recorded for all options granted on or after January 1, 2003, with a corresponding increase recorded to contributed surplus.   The compensation expense is recognized over the vesting period.  The fair value of options granted are estimated at the date of grant using the Black-Scholes valuation model. Upon the exercise of stock options, consideration paid by employees or directors together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

j)

Net income per share

Diluted net income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants plus the unamortized portion of stock-based compensation are used by the Company to repurchase Company shares at the weighted average market price during the year.

k)

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

l)

Foreign currency translation

The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiaries.

Under this method, foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items.  Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year.  Depletion and depreciation are translated at the same rate as the related assets.  Exchange gains or losses on translation of current and non-current monetary items are included in the determination of net income.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

m)

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

n)

Measurement uncertainty

The amounts recorded for depletion and depreciation, asset retirement costs and obligations and the ceiling test are based on estimated proved reserves, production rates, future petroleum and natural gas prices and future costs.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

The amounts used to estimate fair values of stock options issued, and the resultant pro-forma income effects (Notes 8[f] and [g]) are based on estimates of future volatility of the Company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

3.

Investments

At December 31, 2005, the Company owned 7.75% (2004 – 13.24%) of the common shares of Stratic.  The Company is related to Stratic by virtue of common directors and officers.

	2005	2004
Stratic Energy Corporation, at cost	$ 1,689,458	$ 1,689,458
Other, at cost	18,000	18,000
	$ 1,707,458	$ 1,707,458

4.

Property and equipment

	2005	2004
Petroleum and natural gas properties, including exploration and development thereon	$ 128,195,327	$ 89,802,565
Production equipment and facilities	37,851,471	21,603,127
Other	907,947	879,842
	166,954,745	112,285,534
Accumulated depletion and depreciation	(52,053,550)	(32,650,281)
	$ 114,901,195	$ 79,635,253

During the year, the Company capitalized $1,489,120 (2004 - $1,165,303) of a total of $5,244,430 (2004 - $4,339,394) in general and administrative expenses.  No interest has been capitalized.

Costs of unproved petroleum and natural gas properties amounting to $20,584,330 (2004 - $20,198,754) have been excluded from the depletion calculation.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The Company prepared a ceiling test calculation at December 31, 2005 to assess the recoverability of its petroleum and natural gas properties.  The ceiling test was based upon a valuation of the petroleum and natural gas properties prepared by an independent engineering firm based upon future oil and gas benchmark prices and adjusted for commodity price differentials specific to the Company.  The following table summarizes the benchmark references prices used in the ceiling test calculation:

	WTI Oil ($US/bbl)	Edmonton Light Sweet 40° API ($Cdn/bbl)	Bow River Medium Oil 25° API ($Cdn/bbl)	AECO Natural Gas Spot Price ($Cdn/mmbtu)
2006	$58.44	$67.64	$45.32	$10.68
2007	57.34	66.40	45.20	9.63
2008	52.70	60.89	42.74	8.23
2009	49.23	56.83	40.79	7.33
2010	47.05	54.25	39.48	6.98

Prices increase at a rate of approximately 0.3% in 2011, 1.3% in 2012 and approximately 2.0% thereafter.

5.

Bank debt

The Company has an uncommitted demand revolving credit facility to a maximum of $50,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  On January 20, 2006, the demand debenture was increased to $100 million.  Under the terms of the agreement, the Company is required to meet certain financial and other reporting requirements and may not breach certain financial tests without prior consent of the bank.

The credit facility is subject to review on a semi-annual basis.  The next review will be undertaken on or before April 30, 2006.

6.

Asset retirement obligations

The following table summarizes changes in the asset retirement obligations for the years ended December 31, 2005 and 2004:

	2005	2004
Asset retirement obligations, beginning of year	$ 2,671,657	$ 1,563,555
Liabilities incurred	745,691	1,116,708
Liabilities settled	(160,441)	(110,328)
Liabilities acquired	69,369	-
Accretion expense	146,868	101,722
Asset retirement obligations, end of year	$ 3,473,144	$ 2,671,657

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $6,921,310 (2004 - $4,972,730).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2004 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25% (2004 – 5.25%).  As at December 31, 2005 no funds have been set aside to settle these obligations.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

7.

Income taxes

a)

 Future Income Tax Liability

Significant components of the future income tax liability are as follows:

	2005	2004
Temporary differences related to property and equipment and asset retirement obligations	$ 12,441,035	$ 7,818,381
Share issuance and financing costs	(425,714)	(599,300)
Temporary differences related to investments	(118,305)	(118,305)
	$ 11,897,016	$ 7,100,776

b)

Income Taxes Expense

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rate of 39.10% (2004 - 40.11%) to income before income taxes.  The difference results from the following:

	2005	2004
Expected tax provision	$6,073,572	$1,959,626
Increases (decreases) resulting from:
Resource allowance	(2,507,882)	(1,201,457)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	1,558,483	1,065,066
Change in tax rates	(422,640)	(503,672)
Large corporate and capital taxes	324,687	52,115
Non-deductible stock-based compensation	217,736	150,695
Reduced tax rates for resource allowance and capital gains	-	(25,770)
Other	87,039	(12,583)
	$5,330,995	$1,484,020

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

8.

Share capital

Authorized
  Unlimited number of voting common shares
 Unlimited number of non-voting preferred shares

Issued

Common shares:	2005		2004
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	38,471,234	$42,474,623	27,352,508	$18,373,169
Issued for cash (Note 8[a])	-	-	9,500,000	22,825,000
Flow-through shares issued (Note 8[a])	-	-	1,080,000	2,820,000
Share purchase warrants exercised (Note 8[b])	-	-	150,000	262,500
Stock options exercised (Note 8[c])	546,167	503,775	580,000	320,650
Issued under employee share purchase plan (Note 8[d])	36,298	174,025	68,826	158,013
Normal Course Issuer Bids (Note 8[e])	(222,900)	(246,170)	(260,100)	(210,748)
Total issued	38,830,799	42,906,253	38,471,234	44,548,584
Less:
Reduction due to income tax deductions renounced to subscribers (Note 8[a])	-	-	-	(981,924)
Share issuance costs (net of income taxes of $Nil [2004 - $582,503])	-	-	-	(1,092,037)
Balance, end of year	38,830,799	$42,906,253	38,471,234	$42,474,623

a)

Financings

During the year ended December 31, 2004, the Company issued 9,500,000 common shares at an average price of $2.40 per share for gross proceeds of $22,825,000.

In addition, the Company issued 1,000,000 flow-through common shares at a price of $2.50 per share and 80,000 flow-through common shares at a price of $4.00 per share.  Income tax exploration deductions in the amount of $2,820,000 were renounced to subscribers effective December 31, 2004.

b)

Warrants

During the year ended December 31, 2004, 150,000 common shares at a price of $1.75 per share were issued upon the exercise of 150,000 share purchase warrants.  There are no share purchase warrants outstanding as at December 31, 2005.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

c)

Stock Option Plan

Under the Company’s stock option plan, the Company may grant options to its directors, officers, employees, and consultants.  The maximum number of shares which may be reserved for issuance under the plan is 5,000,000 common shares.  The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares.  The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted.  Options granted under the plan will have a term not exceeding ten years.  The vesting period is set by the Board of Directors at the time the options are granted.

A summary of the status of the Company's stock option plan, as of December 31, 2005 and 2004 and changes during the years then ending are as follows:

	2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,995,000	$1.49	2,460,000	$0.90
Granted	217,500	3.28	1,115,000	2.32
Exercised	(546,167)	0.84	(580,000)	0.55
Cancelled	(61,666)	(2.25)	-	-
Outstanding, end of year	2,604,667	$1.76	2,995,000	$1.49

Options exercisable at year-end	1,805,226	$1.39	1,935,002	$0.95

The following table summarizes the stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.45	217,500	$0.45	4.1	217,500	$0.45
$0.77 to $0.95	382,500	0.82	4.0	382,500	0.82
$1.18 to $1.62	818,000	1.35	2.0	814,667	1.35
$2.30 to $2.75	1,021,667	2.33	3.7	340,558	2.33
$3.98 to $5.24	165,000	4.25	4.3	50,001	4.15
Total	2,604,667	$1.76	3.3	1,805,226	1.39

d)

Employee Share Purchase Plan

On January 1, 2003, the Company initiated an employee share purchase plan (the “Plan”), whereby the Company is authorized to match employees’ purchases under the Plan from a minimum of two percent to a maximum of five percent of the employees’ regular gross earnings, through the issuance of common shares of the Company, for all full-time employees.  Compensation expense is recognized when shares are issued under the Plan and an equal amount is recorded as share capital.  Shares are issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company’s shares.  The maximum number of common shares which can be issued under the plan is 500,000, of which 181,169 have been issued to December 31, 2005.  Compensation costs of $87,012 (2004 - $ 79,006) has been expensed during the year.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

e)

Normal Course Issuer Bid

Pursuant to Normal Course Issuer Bids, the Company acquired 222,900 (2004 – 260,100) common shares at an average price of $5.21 (2004 - $2.41) per share.  The excess of cost of reacquisition over stated value of $916,929  (2004 - $416,550) has been charged against retained earnings.  At December 31, 2005, a maximum of 3,353,500 common shares may be acquired by the Company until September 11, 2006 under the present Normal Course Issuer Bid.

f)

Stock-based Compensation Expense

The fair value of stock options granted during 2005 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

Risk free interest rate of 3.12 to 3.48% (2004 - of 3.67 to 3.73%)

Expected life of options of 3.5 to 4.5 years (2004 - 3.5 to 4.5 years)

Expected volatility of 67.47% to 70.69% (2004 - 30.91 to 31.72%)

Expected dividend rate of 0% (2004 - 0%)

Weighted average fair value per option granted of $2.25 (2004 - $0.70)

Compensation costs of $556,870 (2004 - $296,698) have been expensed resulting in the recognition of $556,870 (2004 - $296,698) of contributed surplus during 2005.

g)

Pro-forma Stock-based Compensation Expense

If the compensation costs for the Company’s stock option plan had been determined using the fair value method for options granted from January 1, 2002 to December 31, 2002, the Company’s pro-forma net income and retained earnings for 2005 would be reduced by $Nil (2004 - $16,396).  There would be no change in net income per share or diluted net income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model are as follows:

Risk free interest rate of 4.1%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

Fair value per option granted of $0.60

9.

Income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 38,755,860 (2004 – 31,614,549).

A reconciliation of the denominators for the per share calculations is outlined below:

	2005	2004
Basic weighted average shares	38,755,860	31,614,549
Effect of dilutive stock options and warrants	1,789,440	1,394,406
Dilutive weighted average shares	40,545,300	33,008,955

There is no change in the numerator in the calculation of diluted net income per share for either year.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

10.

Financial instruments

a)

Fair Values

The fair values of the Company’s accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.  The fair value of investments at December 31, 2005 is $8,503,467 (2004 - $8,712,159).

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

b)

Credit Risk

The majority of the Company’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Company’s oil and natural gas production.  The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any credit loss in the collection of accounts receivable to date.

c)

Interest Rate Risk

The Company is exposed to interest rate cash flow risk to the extent that its bank debt is at a floating rate of interest.

d)

Commodity Price Risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.  Currently, no such instruments have been initiated.

e)

Currency Risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

11.

Commitments

The Company has obligations under operating leases for office space and transportation obligations as follows:

2006	$219,997
2007	219,997
2008	171,371
2009	73,839
2010	73,839
Thereafter	12,306

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

12.

United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP").  Significant differences between Canadian and U.S. GAAP are described in this note:

a)

Full Cost Accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, asset retirement obligations and applicable taxes.  Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and use forecast pricing to determine whether an impairment exists and are on a before tax basis.  Any impairment amount is measured using the fair value of proved and probable reserves.

In computing consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling test.  As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.  No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2005 and 2004.

Effective January 1, 2004, the Canadian Accounting Standard’s Board amended the Full Cost Accounting Guideline. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using estimated future prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.

b)

Income Taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method.  However, the Canadian Institute of Chartered Accountants’ accounting standard is now similar to U.S. GAAP.

Upon implementation of the new Canadian standard, retained earnings was decreased for temporary differences that had not previously been recognized.  Under U.S. GAAP, these temporary differences would have already been reflected in property and equipment, therefore further differences in depletion and depreciation expense results in subsequent years.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas under Canadian GAAP, substantively enacted tax rates are used.

c)

Flow-through Shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (“the Premium”) until the renunciation of expenditures has occurred.  Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

recorded as share capital.  The Premium recorded as a current liability under U.S. GAAP for 2005 is $Nil (2004 - $38,400).

When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

d)

Investments

Under U.S. GAAP, the Company must classify investments in equity securities that have readily determinable fair values as either available for sale or trading.  The Company’s investments are classified as available for sale as they were not acquired and are not held principally for the purposes of selling them in the near term.  These available for sale investments are revalued at the end of each period based on their fair values and any unrealized gain or loss is recorded, net of tax effects, as a component of other comprehensive income in the period.

Additionally, U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transaction and other events from non-owner sources.  Canadian GAAP does not require similar disclosure.  Comprehensive income for U.S. purposes arose on valuing the Company’s investments at their fair market value.

e)

Stock-based Compensation

Effective January 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants’ new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors.  Hence, under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees, officers and directors in 2004 and 2005.  For the effect of stock-based compensation on the financial results under Canadian GAAP in 2004 and 2005, which would be the same adjustment under U.S. GAAP, see Note 8(f).

U.S. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” establishes financial accounting and reporting standards for stock-based employee compensation plans under U.S. GAAP.  The Statement requires disclosure of the pro-forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation costs in advance of the equivalent Canadian standard.  There are no differences for 2005.  The effects of the fair value disclosures under U.S. GAAP are as follows:

	2005		2004
	As Reported	ProForma	As Reported	ProForma
Net Income	$9,885,959	$9,885,959	$3,540,553	$3,530,702
Net income per share – Basic	$0.26	$0.26	$0.11	$0.11
– Diluted	$0.24	$0.24	$0.11	$0.11

The fair value of the options issued by the Company during 2005 and 2004 was estimated under U.S. GAAP using the same assumptions as under Canadian GAAP, as disclosed in Note 8(f).

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

f)

Variable Interest Entities

The Canadian Institute of Chartered Accountants issued a standard effective for all periods beginning on or after November 1, 2004.  This standard requires variable interest entities to be consolidated by their primary beneficiary which is similar to the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities.”

At December 31, 2005, the Company did not have any variable interests in variable interest entities.

g)

Consolidated Statement of Cash Flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

h)

Consolidated Statement of Income

The Company presents the gross amount of petroleum and natural gas sales and the gross amount of royalty expenses.  Under U.S. GAAP, these items are combined and presented on a net basis.

i)

Recent Accounting Pronouncements

i)

Share-Based Payment

In 2004, FASB issued revised FAS 123 “Share-Based Payment”. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123.

As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is required to be recognized over the requisite service period.

For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service.

This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently assessing the impact of this amendment.

ii)

Exchange of Non-monetary Assets

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange.

The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of this statement.

Currently, this statement does not have an impact on the Company; however, this may result in a future impact to the Company if it enters into any non-monetary asset exchanges.

iii)

Asset Retirement Obligations

In March 2005, FASB issued Financial Interpretation 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies the timing of recognition for asset retirement obligations. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of the statement did not have a material impact on the consolidated financial statements.

iv)

Accounting Changes and Error Corrections

As of January 1, 2006 the Company will be required to adopt, for U.S. GAAP purposes, SFAS 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS 3”. SFAS 154 requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so. Previously, Opinion 20 required that voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. The Company does not expect this standard to have a material impact on the consolidated financial statements.

j)

Summary of Significant Differences Between U.S. GAAP and Canadian GAAP

i)

Reconciliation of Consolidated Net Income Under Canadian GAAP to U.S. GAAP

	2005	2004
Net income under Canadian GAAP	$10,202,438	$3,401,610
U.S. GAAP adjustments
Depletion, depreciation & accretion	286,161	252,743
Future tax expense on flow-through share renouncements	(73,024)	(370,500)
Future income taxes	(529,616)	256,700
Net income under U.S. GAAP	$9,885,959	$3,540,553

Net income per share
- Basic	$0.26	$0.11
- Diluted	$0.24	$0.11

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

ii)

Statements of Comprehensive Income

	2005	2004
Net income under U.S. GAAP	$9,885,959	$3,540,553
Unrealized gain (loss) on investments, net of tax effect of $(36,333) (2004 - $823,300)	(172,359)	3,892,445
Comprehensive income	$9,713,600	$7,432,998

iii)

Condensed Consolidated Balance Sheets

	2005		2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets	$15,458,139	$15,458,139	$14,171,557	$14,171,557
Investments	1,707,458	8,503,467	1,707,458	8,712,159
Property and equipment	114,901,195	113,462,456	79,635,253	77,910,353
	$132,066,792	$137,424,062	$95,514,268	$100,794,069
Liabilities and Shareholders’ Equity
Current liabilities	$54,632,568	$54,632,568	$33,900,063	$33,938,463
Asset retirement obligations	3,473,144	3,473,144	2,671,657	2,671,657
Future income taxes	11,897,016	12,631,263	7,100,776	7,230,316
	70,002,728	70,736,975	43,672,496	43,840,436

Share capital	42,906,253	44,785,718	42,474,623	44,354,088
Contributed surplus	823,918	823,918	318,765	318,765
Retained earnings	18,333,893	15,464,627	9,048,384	6,495,597
Accumulated other comprehensive income	-	5,612,824	-	5,785,183
	62,064,604	66,687,087	51,841,772	56,953,663
	$132,066,792	$137,424,062	$95,514,268	$100,794,069

iv)

Non-cash working capital under U.S. GAAP

	2005	2004
Cash provided by (used for)
Accounts receivable	$ (2,010,806)	$ (5,346,486)
Prepaid expenses	669,027	(1,084,601)
Accounts payable and accrued liabilities	3,549,166	7,763,709
Income taxes payable	253,339	(429,174)
Changes in non-cash working capital	$ 2,460,726	$ 903,448